OSISKO ANNOUNCES TSX APPROVAL FOR NORMAL COURSE ISSUER BID

(Montreal, October 17, 2016) Osisko Gold Royalties Ltd (OR:TSX) (OR:NYSE) ("Osisko" or the "Corporation") is pleased to announce that the Toronto Stock Exchange (the "TSX") has approved the Corporation's notice of intention to make a normal course issuer bid (the "NCIB Program"). Under the terms of the NCIB Program, Osisko may acquire up to 5,330,217 of its common shares ("Common Shares") from time to time in accordance with the normal course issuer bid procedures of the TSX. Any repurchases under the NCIB Program will be made in Canada through the facilities of the TSX.

Repurchases under the NCIB Program may commence on October 24, 2016 and will terminate on October 23, 2017 or on such earlier date as the NCIB Program is complete. Purchases of Common Shares under the NCIB Program will be made in Canada through the facilities of the TSX in accordance with its rules. Daily purchases will be limited to 116,783 Common Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Common Shares on the TSX for the six month period ending September 30, 2016, being 467,132 Common Shares. The price that the Corporation may pay for any Common Shares purchased under the NCIB Program will be the prevailing market price at the time of purchase and any Common Shares purchased by the Corporation will be cancelled.

The board of directors of Osisko believes that the underlying value of the company may not be reflected in the market price of the Common Shares from time to time and that, accordingly, the purchase of Common Shares will increase the proportionate interest in the company of, and be advantageous to, all remaining shareholders of the Corporation.

As of October 11, 2016, there were 106,604,347 Common Shares issued and outstanding. The 5,330,217 Common Shares that may be repurchased under the NCIB Program represent approximately 5% of the issued and outstanding Common Shares as of October 11, 2016.

Osisko has appointed Macquarie Capital Markets Canada Ltd. to make any purchases under the NCIB Program on its behalf.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $425 million at June 30 2016 and has distributed dividends to its shareholders during the past seven consecutive quarters.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements including the fact that the Corporation "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, statements about the board of directors of Osisko's belief that the NCIB Program is advantageous to shareholders and that underlying value of the Corporation may not be reflected in the market price of the Common Shares and whether the Corporation will purchase any common shares under the NCIB Program. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local government, including corporate law, permitting and licensing regimes and taxation policies; continued availability of capital and financing and general economic, market or business conditions; business opportunities that become available to, or are pursued by Osisko; the impossibility to acquire royalties and to fund precious metal streams; other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty or other interest and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, refer to the Corporation's most recent Annual information Form filed on SEDAR and EDGAR. The forward-looking information set forth herein reflects the Corporation's expectations as at the date of this press release and is subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com